News
Release

C$ unless otherwise stated TSX/NYSE/PSE: MFC   SEHK: 945
November 11, 2020

This earnings news release for Manulife Financial Corporation (“Manulife” or the “Company”) should be read in conjunction with the Company’s Third Quarter 2020 Report to Shareholders, including our unaudited Interim Consolidated Financial Statements for the three and nine months ended September 30, 2020, prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which are available on our website at www.manulife.com/en/investors/results-and-reports. Additional information relating to the Company is available on the SEDAR website at http://www.sedar.com and on the U.S. Securities and Exchange Commission's (“SEC”) website at http://www.sec.gov.

Manulife reports 3Q20 net income of $2.1 billion, core earnings of $1.5 billion, APE sales of $1.4 billion, and a strong LICAT capital ratio of 155%
Today, Manulife announced its 3Q20 results. Key highlights include:
◾	Net income attributed to shareholders of $2.1 billion in 3Q20, up $1.3 billion from 3Q19
◾	Core earnings[1] of $1.5 billion in 3Q20, down 6%[2] from 3Q19
◾	Strong LICAT ratio[3] of 155%
◾	Core ROE[1] of 11.4% and ROE of 16.4% in 3Q20
◾	NBV[1] of $460 million in 3Q20, down 14% from 3Q19
◾	APE sales[1] of $1.4 billion in 3Q20, down 2% from 3Q19
◾	Global WAM net outflows[1] of $2.2 billion in 3Q20 compared with net outflows of $4.4 billion in 3Q19
◾	The impact to net income of the annual actuarial review was a net charge of $198 million
“While the COVID-19 pandemic continues to disrupt economies worldwide, the overall demand for our products was robust. Our strong digital capabilities have enabled us to fulfill customers’ insurance and wealth management needs across all of our markets globally. The global diversity of our franchise, strength of our offerings, and quality of our distribution capabilities were evident in Manulife’s third quarter APE sales, which were down only 2% from the prior year quarter, despite the challenging environment. In addition, we delivered core earnings of $1.5 billion and net income of $2.1 billion for the quarter, which reflects the resilience of our business,” said Manulife President & Chief Executive Officer Roy Gori.
“I am confident that Manulife is well positioned to navigate the challenges of the current environment. Our balance sheet and capital levels are strong and we continue to execute on our five priorities.4 We’ve made significant progress on our portfolio optimization and expense efficiency objectives, whilst accelerating growth in our highest potential businesses, notably Asia and Global WAM. Our efforts to enhance our digital capabilities over the last few years have enabled us to pivot quickly in the current environment, and position us well to serve our customers in a more digitally enabled world,” added Mr. Gori.
Phil Witherington, Chief Financial Officer, said, “Our LICAT ratio of 155% is strong and we continue to have substantial financial flexibility. We released over $450 million of incremental capital during the quarter by executing a reinsurance agreement in the U.S., bringing the cumulative capital benefits released from our legacy businesses through portfolio optimization activities to $5.8 billion since 2018.”

[1]
Core earnings, core return on common shareholders’ equity (“core ROE”), new business value (“NBV”), annualized premium equivalent (“APE”) sales and net flows are non-GAAP measures. See “Performance and Non-GAAP Measures” below and in our Third Quarter 2020 Management’s Discussion and Analysis (“3Q20 MD&A”) for additional information.

[2]
All percentage growth / declines in financial metrics in this news release are reported on a constant exchange rate basis. Constant exchange rate basis excludes the impact of currency fluctuations and is a non-GAAP measure. See “Performance and Non-GAAP Measures” below and in our 3Q20 MD&A for additional information.

[3]	Life Insurance Capital Adequacy Test (“LICAT”) ratio of The Manufacturers Life Insurance Company (“MLI”).
[4]
Our strategic priorities include Portfolio Optimization, Expense Efficiency, Accelerate Growth, Digital Customer Leader and High Performing Team. For more information, please refer to “Strategic priorities progress update” in our 2019 Annual Report.

November 11, 2020 – Press Release Reporting Third Quarter Results

“Expense discipline continues to be a strategic priority and we reduced core general expenses1 by 5% compared with the prior year quarter. Furthermore, the core EBITDA margin1 in our Global WAM business exceeded 30% this quarter, which reflects our scale and commitment to expense efficiency,” added Mr. Witherington.
BUSINESS HIGHLIGHTS:
We continued to make progress on our portfolio optimization initiative by executing an agreement with Global Atlantic Financial Group to reinsure approximately $3.4 billion of policy liabilities related to John Hancock’s legacy U.S. Bank-Owned Life Insurance business. John Hancock has retained administration of the policies. The transaction closed on September 30, 2020, released $465 million in capital, and generated a gain of $262 million that was reported outside of core earnings in 3Q20.
In 3Q20, we continued to extend our product and distribution reach to fulfill the financial health and well-being needs of our customers. In Asia, we sold our first policy in Myanmar, a digitally savvy market with one of the lowest insurance penetration rates in Asia. In Vietnam, we entered into a partnership with Cong Dong Bau, a community with more than 5 million members that improves access to financial advice and solutions for expectant and new mothers. In Canada, we launched a new travel insurance product that covers emergency medical costs and trip interruption expenses from COVID-19 and related conditions. We further enhanced our Group Benefits product offering with the introduction of Health by Design, a proactive approach using the latest science, technology and predictive analytics to help each member with their unique health journey. In the U.S., we continued to make progress on our objective of transforming the experience of owning life insurance for our customers. We announced a strategic collaboration with Amazon which adds the Halo wellness band to the devices supported by John Hancock’s Vitality Program. In Global WAM, we continued to earn top scores on the United Nations-supported Principles for Responsible Investment (“PRI”) annual assessment report for integrating environmental, social, and governance (“ESG”) considerations into our investment practices across a range of asset classes.2 In addition, Manulife Investment Management was also recognized in the PRI Leaders' Group 2020, a 10-year initiative honouring signatories at the cutting edge of responsible investment. This year, 36 signatories, including Manulife Investment Management, were recognized for demonstrating responsible investment excellence in climate reporting throughout their organizations and portfolios. Finally, in Canada we accelerated our Retail wealth digital transformation by launching several online tools and automations that make account maintenance, accessing forms and statements easier for advisors to service their customers.

[1]	Core general expenses and core EBITDA margin are non-GAAP measures. See “Performance and Non-GAAP Measures” below and in our 3Q20 MD&A for additional information.
[2]	A+ awarded for strategy and governance, listed equity incorporation, and fixed-income Sovereign, Supranational, and Agency modules.

November 11, 2020 – Press Release Reporting Third Quarter Results

FINANCIAL HIGHLIGHTS:
	Quarterly Results		YTD Results
($ millions, unless otherwise stated)	3Q20	3Q19	2020	2019
Profitability:
Net income attributed to shareholders	$2,068	$723	$4,091	$4,374
Core earnings(1)	$1,453	$1,527	$4,042	$4,527
Diluted earnings per common share ($)	$1.04	$0.35	$2.04	$2.16
Diluted core earnings per common share ($)(1)	$0.73	$0.76	$2.01	$2.24
Return on common shareholders’ equity (“ROE”)	16.4%	5.9%	10.8%	12.8%
Core ROE(1)	11.4%	13.0%	10.6%	13.3%
Expense efficiency ratio(1)	51.2%	51.4%	52.9%	51.2%
Performance:
Asia new business value	$365	$430	$1,019	$1,205
Canada new business value	$67	$51	$190	$178
U.S. new business value	$28	$45	$104	$141
Total new business value(1)	$460	$526	$1,313	$1,524
Asia APE sales	$1,005	$1,052	$2,873	$3,303
Canada APE sales	$289	$235	$903	$786
U.S. APE sales	$136	$156	$431	$453
Total APE sales(1)	$1,430	$1,443	$4,207	$4,542
Global Wealth and Asset Management net flows ($ billions)(1)	$(2.2)	$(4.4)	$6.1	$(5.8)
Global Wealth and Asset Management gross flows ($ billions)(1)	$27.5	$28.0	$98.7	$81.3
Global Wealth and Asset Management assets under management and administration ($ billions)(1)	$715.4	$659.2	$715.4	$659.2
Financial Strength:
MLI’s LICAT ratio	155%	146%	155%	146%
Financial leverage ratio	26.7%	26.1%	26.7%	26.1%
Book value per common share ($)	$25.49	$23.51	$25.49	$23.51
Book value per common share excluding AOCI ($)	$21.13	$19.60	$21.13	$19.60
(1)	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below and in our 3Q20 MD&A for additional information.
PROFITABILITY:
Reported net income attributed to shareholders of $2.1 billion in 3Q20, up $1.3 billion from 3Q19
The increase was driven by gains from investment-related experience compared with losses in the prior year quarter, gains from the direct impact of equity markets and interest rates and variable annuity guarantee liabilities (compared with losses in the prior year quarter, which included a $0.5 billion charge related to updated Ultimate Reinvestment Rate assumptions issued by the Canadian Actuarial Standards Board), and the impact of a reinsurance transaction to improve the capital efficiency of our legacy business, partially offset by a $198 million charge from the annual review of actuarial methods and assumptions. Investment-related experience in 3Q20 reflected the favourable impact of fixed income reinvestment activities and higher-than-expected returns (including fair value changes) on our alternative long-duration assets driven primarily by fair value gains on private equities.
Delivered core earnings of $1.5 billion in 3Q20, a decrease of 6% compared with 3Q19
The decrease in core earnings in 3Q20 compared with 3Q19 reflects the absence of core investment gains1 in the quarter (compared with gains in the prior year quarter), lower investment income in Corporate and Other, unfavourable policyholder experience in our Canadian insurance businesses, and lower new business volumes as a result of COVID-19. These items were partially offset by the impact of in-force business growth, favourable product mix in Hong Kong and Asia Other2, and average AUMA growth in Global WAM.

[1]	This item is a non-GAAP measure. See “Performance and non-GAAP measures” below and in our 3Q20 MD&A for additional information.
[2]	Asia Other excludes Hong Kong and Japan.

November 11, 2020 – Press Release Reporting Third Quarter Results

ANNUAL REVIEW OF ACTUARIAL METHODS AND ASSUMPTIONS:
We completed our annual review of actuarial methods and assumptions, resulting in a net charge to net income attributed to shareholders of $198 million, which was consistent with the previously disclosed estimate. Assumptions reviewed this year included lapse assumptions for Canada and Japan life insurance, certain mortality and morbidity assumptions in all insurance segments, a complete review of our Canada variable annuities assumptions, as well as certain methodology refinements.
BUSINESS PERFORMANCE:
New business value (“NBV”) of $460 million in 3Q20, a decrease of 14% compared with 3Q19
In Asia, NBV of $365 million was down 16% compared with the prior year quarter, primarily driven by lower APE sales and a decline in interest rates in Hong Kong. In Canada, NBV of $67 million was up 31% from 3Q19, primarily due to higher sales volumes in large-case group insurance. In the U.S., NBV of $28 million was down 38% compared with the prior year quarter, primarily driven by lower international universal life sales due to COVID-19.
Annualized premium equivalent (“APE”) sales of $1.4 billion in 3Q20, a decrease of 2% compared with 3Q19
In Asia, APE sales decreased 6% compared with the prior year quarter as growth in Japan and Asia Other was more than offset by lower sales in Hong Kong. Hong Kong APE sales decreased 26% driven by the adverse impact of COVID-19, a decrease in sales to mainland Chinese visitors, as well as strong prior year quarter sales of our Voluntary Health Insurance Scheme and Qualifying Deferred Annuity Policy products. Japan APE sales increased 9% as we gained traction in the corporate-owned life insurance (“COLI”) market following the launch of our re-designed COLI product in 3Q19, partially offset by the adverse impact of COVID-19. Asia Other APE sales increased 3% driven by higher agency sales, partially offset by lower bancassurance sales due to restricted activities in bank branches and temporary bank closures. In Canada, APE sales increased 23% primarily driven by higher large-case group insurance sales, partially offset by lower individual insurance sales due to the adverse impact of COVID-19. In the U.S., APE sales declined 14% compared with the prior year quarter largely due to the adverse impacts of COVID-19. In addition, lower international universal life, domestic protection universal life, and variable universal life sales were partially offset by higher domestic indexed universal life and term life sales.
Reported Global Wealth and Asset Management net outflows of $2.2 billion in 3Q20, compared with 3Q19 net outflows of $4.4 billion
Net inflows in Asia were $1.1 billion in 3Q20, compared with net inflows of $2.3 billion in 3Q19, driven by higher retail redemptions in mainland China. Net inflows in Canada were $1.2 billion in 3Q20 compared with net outflows of $6.9 billion in 3Q19, driven by the non-recurrence of an $8.5 billion redemption in Institutional Asset Management. Net outflows in the U.S. were $4.5 billion in 3Q20 compared with net inflows of $0.1 billion in 3Q19, driven by a $5.0 billion redemption of an equity mandate in Institutional Asset Management, coupled with lower plan sales and recurring deposits, as well as higher member withdrawals in Retirement.
QUARTERLY EARNINGS RESULTS CONFERENCE CALL
Manulife Financial Corporation will host a Third Quarter Earnings Results Conference Call at 8:00 a.m. ET on November 12, 2020. For local and international locations, please call 416-340-2217 or toll free, North America 1-800-806-5484 (Passcode: 8503281#). Please call in 15 minutes before the call starts. You will be required to provide your name and organization to the operator. A replay of this call will be available by 11:00 a.m. ET on November 12, 2020 through February 12, 2021 by calling 905-694-9451 or 1-800-408-3053 (Passcode: 5440418#).
The conference call will also be webcast through Manulife’s website at 8:00 a.m. ET on November 12, 2020. You may access the webcast at: manulife.com/en/investors/results-and-reports. An archived version of the webcast will be available on the website following the call at the same URL as above.
The Third Quarter 2020 Statistical Information Package is also available on the Manulife website at: www.manulife.com/en/investors/results-and-reports.

Media Inquiries Brooke Tucker-Reid Manulife 647-528-9601 brooke_tucker-reid@manulife.com	Investor Relations Adrienne O’Neill Manulife 416-926-6997 adrienne_oneill@manulife.com

November 11, 2020 – Press Release Reporting Third Quarter Results

EARNINGS:
The following table reconciles core earnings to net income attributed to shareholders:
	Quarterly Results			YTD Results
($ millions)	3Q20	2Q20	3Q19	2020	2019
Core earnings(1)
Global Wealth and Asset Management	$308	$238	$281	$796	$756
Asia	559	489	520	1,539	1,511
Canada	279	342	318	858	913
U.S.	498	602	471	1,516	1,387
Corporate and Other (excluding core investment gains)	(191)	(110)	(163)	(667)	(340)
Core investment gains(1)	-	-	100	-	300
Total core earnings	$1,453	$1,561	$1,527	$4,042	$4,527
Items excluded from core earnings: Investment-related experience outside of core earnings	147	(916)	(289)	(1,377)	184
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	390	73	(494)	1,255	(389)
Change in actuarial methods and assumptions	(198)	-	(21)	(198)	(21)
Reinsurance transactions	276	9	-	297	115
Tax-related items and other	-	-	-	72	(42)
Net income attributed to shareholders	$2,068	$727	$723	$4,091	$4,374
(1)	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below and in our 3Q20 MD&A for additional information.
PERFORMANCE AND NON-GAAP MEASURES:
We use a number of non-GAAP financial measures to measure overall performance and to assess each of our businesses. A financial measure is considered a non-GAAP measure if it is presented other than in accordance with generally accepted accounting principles used for the Company’s audited financial statements. Non-GAAP measures referenced in this news release include: core earnings; core ROE; diluted core earnings per common share; core investment gains; core general expenses; core EBITDA margin, expense efficiency ratio; APE sales; new business value; gross flows; net flows; assets under management and administration; average assets under management and administration and constant exchange rate basis (measures that are reported on a constant exchange rate basis include percentage growth/decline in core earnings, core general expenses, APE sales, new business value, and gross flows). Non-GAAP financial measures are not defined terms under GAAP and, therefore, are unlikely to be comparable to similar terms used by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP. For more information on non-GAAP financial measures, including those referred to above, see “Performance and Non-GAAP Measures” in our Third Quarter 2020 MD&A and 2019 MD&A.

November 11, 2020 – Press Release Reporting Third Quarter Results

CAUTION REGARDING FORWARD-LOOKING STATEMENTS:
From time to time, Manulife makes written and/or oral forward-looking statements, including in this document. In addition, our representatives may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995.
The forward-looking statements in this document include, but are not limited to, statements with respect to our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective”, “seek”, “aim”, “continue”, “goal”, and “restore” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts’ expectations in any way.
Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements.
Important factors that could cause actual results to differ materially from expectations include but are not limited to: general business and economic conditions (including but not limited to the performance, volatility and correlation of equity markets, interest rates, credit and swap spreads, currency rates, investment losses and defaults, market liquidity and creditworthiness of guarantors, reinsurers and counterparties); the severity, duration and spread of the COVID-19 outbreak, as well as actions that have been or may be taken by governmental authorities to contain COVID-19 or to treat its impact; changes in laws and regulations; changes in accounting standards applicable in any of the territories in which we operate; changes in regulatory capital requirements; our ability to execute strategic plans and changes to strategic plans; downgrades in our financial strength or credit ratings; our ability to maintain our reputation; impairments of goodwill or intangible assets or the establishment of provisions against future tax assets; the accuracy of estimates relating to morbidity, mortality and policyholder behaviour; the accuracy of other estimates used in applying accounting policies, actuarial methods and embedded value methods; our ability to implement effective hedging strategies and unforeseen consequences arising from such strategies; our ability to source appropriate assets to back our long-dated liabilities; level of competition and consolidation; our ability to market and distribute products through current and future distribution channels; unforeseen liabilities or asset impairments arising from acquisitions and dispositions of businesses; the realization of losses arising from the sale of investments classified as available-for-sale; our liquidity, including the availability of financing to satisfy existing financial liabilities on expected maturity dates when required; obligations to pledge additional collateral; the availability of letters of credit to provide capital management flexibility; accuracy of information received from counterparties and the ability of counterparties to meet their obligations; the availability, affordability and adequacy of reinsurance; legal and regulatory proceedings, including tax audits, tax litigation or similar proceedings; our ability to adapt products and services to the changing market; our ability to attract and retain key executives, employees and agents; the appropriate use and interpretation of complex models or deficiencies in models used; political, legal, operational and other risks associated with our non-North American operations; acquisitions and our ability to complete acquisitions including the availability of equity and debt financing for this purpose; the disruption of or changes to key elements of the Company’s or public infrastructure systems; environmental concerns; our ability to protect our intellectual property and exposure to claims of infringement; and our inability to withdraw cash from subsidiaries.
Additional information about material risk factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found under “Risk Management”, “Risk Factors” and “Critical Actuarial and Accounting Policies” in the Management’s Discussion and Analysis in our most recent annual report, under “Risk Management and Risk Factors Update” and “Critical Actuarial and Accounting Policies” in the Management’s Discussion and Analysis in our most recent interim report, in the “Risk Management” note to the consolidated financial statements in our most recent annual and interim reports and elsewhere in our filings with Canadian and U.S. securities regulators.
The forward-looking statements in this document are, unless otherwise indicated, stated as of the date hereof and are presented for the purpose of assisting investors and others in understanding our financial position and results of operations, our future operations, as well as our objectives and strategic priorities, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statements, except as required by law.

November 11, 2020 – Press Release Reporting Third Quarter Results